Mail Stop 3561

      August 16, 2005

Mr. Bruce A. Williamson
President and Chief Executive Officer
Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002

	Re:	Form 10-K for the Year Ended December 31, 2004
		Filed March 23, 2005
      File No. 0-29311

Dear Mr. Williamson:

		We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your document. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Item 5.  Market for Registrant`s Common Equity, Related
Stockholder
Matters and Issuer Purchase of Equity Securities, page 27

1. Please tell us why you have a reporting obligation under the
1934
Exchange Act. If due to outstanding debt securities, please tell us the approximate number of record and beneficial owners.


Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 29
Off-Balance Sheet Arrangements, page 37

2. Please explain to us in detail how you account for the subsidiaries that issued the pass-through certificates and purchased the notes from the owner lessors. In doing so, please tell us the authoritative literature you applied and specifically address the applicability of FAS 140 and/or FIN 46R with respect to the subsidiaries as well as the owner lessors.

Item 15.  Exhibits, Financial Statement Schedules, page 77

3. In future filings please include a list of all of your subsidiaries including the percentage of ownership in each subsidiary as exhibit 21. Refer to Item 601 of Regulation S-K.

Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-3

4. Please tell us why you do not present the number of shares of capital stock authorized, issued and outstanding, the par value per share and the dollar amount thereof separately from additional paid-
in capital at each balance sheet date.  Please refer to paragraphs
30
and 31 of Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements, page F-8
General

5. In future filings please disclose your balance sheet classification of cash collateral deposited with counterparties and the amount of cash collateral due from counterparties for each period presented. Please also include similar disclosure in the financial statements of West Coast Power LLC. If cash collateral is not classified as accounts receivable, please tell us your basis in GAAP for your balance sheet classification.

Note2 - Accounting Policies, page F-10
Principles of Consolidation, page F-10

6. We note that you include your proportionate share of assets, liabilities, revenues and expenses of undivided interests in certain gas processing facilities in your consolidated financial statements.
Please tell us the nature and the extent of your undivided interests in the gas processing facilities you consolidate on a proportionate basis. In doing so, tell us the whether the gas processing facilities are subject to joint control. Please also tell us your basis in GAAP for proportionate consolidation for your industry. We may have further comment.


Revenue Recognition, page F-14

7. It is not clear the extent to which you engage in energy trading activities. In this regard, we note your stated exit from the CRM business and a remaining 4 tolling arrangements therein. Furthermore, your description of your distribution and marketing services suggest the existence of energy trading activities. If you do not believe you have energy trading activities, please explain the nature of your contracts involving commodities including whether they are physically or financially settled. Otherwise, in future filings, please disclose the types of contracts that are accounted for as energy trading contracts, a description of the methods and significant assumptions used to estimate the fair value of the contracts, the sensitivity of your estimates to changes in the near term, the fair values, aggregated by source or method of estimating fair value and by maturity dates of the contracts and a reconciliation of the carrying value of the contracts at each balance sheet date as required by paragraph 10 of EITF 02-03. Please show us what this disclosure would look like for each year presented.

Accounting Principles Adopted, page F-17

8. Please tell us the variable interest entities you identified, the nature of your involvement with each VIE and your basis for concluding that you were not the primary beneficiary of each VIE. In future filings, please disclose the nature of your involvement with each VIE, the nature, purpose, size and activities of each VIE and your maximum exposure to loss as a result of your involvement with each VIE. Please refer to paragraph 24 of FIN 46R.

9. We note your disclosure surrounding the CLI/CoGen Lessor lease. Please provide us a detailed explanation of the structure of the lease including the owners of the SPE`s. Your disclosure suggests that you began accounting for the CoGen lease as a capital lease subsequent to inception. We presume your capital lease treatment was unrelated to your adoption of FIN 46R. If our understanding is incorrect, please clarify it. Please also explain to us in detail the circumstances that caused you to account for the lease as a capital lease in June 2002 as opposed to inception.

Restructuring and Impairment, page F-23

10. We note the impairments of unconsolidated generation investments which we understand consist solely of generation facilities that are not wholly-owned and totally held in LLCs or partnerships with other investors. Please tell us how you determined that losses in value of your generation investments were other than temporary declines as opposed to temporary, including the economic events that transpired prior to the charges and the timeline of economic factors that lead you to your conclusion. Please also tell us how you determined the amount of the impairment losses, especially how you determined the post-write-down carrying amount. We note that your investment account with respect to West Coast Power is below your proportionate share of underlying book value. Please tell us how you are accounting for this difference. Please refer to paragraphs 19(b) and
19(h) of APB 18. Finally, please tell us the names of the other 3 generation related equity investees not identified along with their co-owners.

Note 11 - Debt, page F-34

11. We note that your wholly-owned domestic subsidiaries, your parent and its subsidiaries that guarantee the obligations under your credit facility also guarantee your second priority senior secured notes. Please tell us your basis for omitting the financial statements of Dynegy, Inc. and each of its subsidiaries that guarantee the second primary senior secured notes in your filing. See Rule 3-10(a)(1) of
Regulation S-X. Please also tell us your basis for omitting the disclosure and condensed consolidating financial information required by Rule 3-10(f) of Regulation S-X.

West Coast Power LLC Consolidated Financial Statements, page F-74

12. We note that you have not disclosed any information regarding assets and liabilities from risk-management activities for the most recent period presented. To the extent any such assets arose from energy trading activities, please refer to our preceding comment regarding disclosure required by EITF 02-03.

13. Please tell us the significant items and their amounts that account for the change in general and administrative expenses for each of the years presented. Please also tell us why affiliate operating costs as a percentage of revenues was substantially greater in 2002 as compared to the other periods presented.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Bill Thompson at (202) 551-3344 or the undersigned at (202) 551-3849 if you have any questions regarding these comments.

	Sincerely,



								James A. Allegretto
								Senior Assistant Chief
Accountant

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Bruce A. Williamson
Dynegy Holdings Inc.
August 16, 2005
Page 1





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE